Filed by United States Steel LLC and USX Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 13e-4
                                         Of the Securities Exchange Act of 1934
                                               Subject Company: USX Corporation
                                                  Commission File No. 333-71454


United States Steel Completes Exchange Offers

         PITTSBURGH, Dec. 17 /PRNewswire/ - - USX Corporation announced today the completion of the exchange offers by its wholly-owned subsidiary, United States Steel LLC, for certain outstanding equity securities of USX Corporation and its wholly-owned subsidiaries. The exchange offers expired at midnight, New York City time, on December 14, 2001. All securities properly tendered and not validly withdrawn in the exchange offers will be accepted. On December 19, 2001, United States Steel LLC expects to issue an aggregate principal amount of approximately $49.4 million of its 10% Senior Quarterly Income Debt Securities due 2031 (SQUIDS (SM)) in exchange for the outstanding securities accepted in the exchange offers.

         United States Steel LLC has been advised by The Bank of New York, the exchange agent for the exchange offers, that based on a preliminary count on December 14, holders have tendered an aggregate of approximately $9.8 million face amount of 6.50% Cumulative Convertible Preferred Stock of USX Corporation (Preferred Stock), $12.4 million face amount of 6.75% Convertible Quarterly Income Preferred Security of USX Capital Trust I (QUIPS (SM)), and $27.2 million face amount of 8.75% Cumulative Monthly Income Preferred Shares, Series A, of USX Capital LLC (MIPS (R)).

         This press release is not intended to be an offer to sell or a solicitation of an offer to exchange any security. The exchange offers were made only through the November 5, 2001 prospectus of United States Steel LLC, as amended, relating to the SQUIDS and included in the registration statement filed with the Securities and Exchange Commission on November 5, 2001. This press release is not intended to be an offer to sell or the solicitation of an offer to exchange, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

         Holders of any of the securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain, at the Securities and Exchange Commission's website at http://www.sec.gov/, a free copy of the registration and tender offer statements, prospectus and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission. Such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-4776. Phone
(412) 433-4801, (866) 433-4801 (toll free), (412) 433-4818 (fax).

         SQUIDS (SM) and QUIPS (SM) are service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.